SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007
.
FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

Latin America´s Beverage Leader

FEMSA Reports 3Q07 Revenue and Income
from Operations Growth of 7.2% and 7.4%,
respectively

Monterrey, Mexico, October 26, 2007— Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) today announced its operational and financial results for the third quarter of 2007.

Third Quarter 2007 Highlights:

•     Consolidated total revenues increased 7.2% and income from operations increased 7.4%. Strong growth at Oxxo and Coca-Cola FEMSA more than offset weakness at FEMSA Cerveza.

•     Coca-Cola FEMSA total revenues increased 6.0% and income from operations increased 11.5%. Double-digit growth from most of our South American operations drove these results.

•     FEMSA Cerveza total revenues increased 3.3%.

 -  Mexico sales volume grew 3.5%, Brazil sales volume grew 6.7% and export sales volume grew 2.3%.

 -  Income from operations decreased 8.8%, reflecting continued high commodity prices, increased promotional activity in   Mexico,  and sustained marketing investments in our brands and competitive position.

•     Oxxo total revenues increased 15.2%, driven by 755 net new stores in the last twelve months for a total of 5,237 stores. Operating margin expanded by 120 basis points.

“As the months have gone by, the trends that were established in our businesses during the first half of the year have continued to develop, and generally conditions today have improved relative to the earlier periods. During the third quarter Coca-Cola FEMSA continued to build on the profitability of its all-important Mexico operation, achieving real growth in operating income for the first time in four quarters, while the rest of the territories continued their strong pace of earnings growth. Oxxo once again delivered a stellar quarter with solid revenue growth and remarkable margin expansion. At FEMSA Cerveza, we continued to experience a tough raw materials environment that, together with increased promotional activity in Mexico, put pressure on our profits in the short term even as we continued to make significant progress in the United States and Brazil.

And yet, our consolidated results for the quarter show robust growth in revenues and operating income above 7 percent in real terms. In a challenging year, we are being able to deliver results even as we continue to develop our brands and build the business model that will allow us to continue to compete successfully across our businesses and in a growing number of territories”, commented José Antonio Fernández, Chairman and CEO of FEMSA.

FEMSA Consolidated

Total revenues increased 7.2% to Ps. 36.731 billion in 3Q07. This increase was primarily driven by total revenue growth of 15.2% at Oxxo, 6.0% at Coca-Cola FEMSA and to a lesser extent FEMSA Cerveza with total revenue growth of 3.3%, despite tough year-on-year comparisons given the high growth rates registered in 2006 driven by the Soccer World Cup. For the first nine months of 2007, consolidated total revenues increased 7.8% to Ps. 106.083 billion.

Gross profit increased 8.4% to Ps. 16.941 billion in 3Q07, in spite of raw material cost pressures and a growing contribution of lower-margin Oxxo to our results. Margin improvements at Oxxo and Coca-Cola FEMSA more than offset a gross margin decline at Femsa Cerveza, resulting in a 50 basis point expansion to 46.1% in 3Q07.

For the first nine months of 2007, gross profit increased 6.8% to Ps. 48.370 billion. However, gross margin contracted 40 basis points compared to the same period in 2006, to 45.6% of total revenues. This contraction resulted primarily from raw material pressures as well as from the rapid growth of Oxxo’s operations, which have lower margins than our beverage businesses.

Income from operations increased by 7.4% to Ps. 5.077 billion in 3Q07, and operating margin remained flat at 13.8%. Double-digit growth at Coca-Cola FEMSA and Oxxo offset the decline at Femsa Cerveza.

For the first nine months of 2007, income from operations increased 0.3% to Ps. 13.486 billion. Our consolidated operating margin decreased 100 basis points compared to 2006 levels, reaching 12.7% of total revenues.

Net income increased 8.6% to Ps. 3.299 billion in 3Q07, mainly as a result of the growth in income from operations. This more than offset an increase in the integral cost of financing, driven itself by a reduction in the foreign exchange gain recorded in the quarter. The effective tax rate decreased from 29.8% in 3Q06 to 28.0% in 3Q07.

For the first nine months of 2007, net income increased 13.1% to Ps. 8.149 billion driven largely by a shift from a loss in foreign exchange in 2006 to a gain in 2007.

Net majority income increased 10.4% resulting in Ps. 0.65 per FEMSA Unit1  in 3Q07. Net majority income per FEMSA ADS, using an exchange rate of Ps. 10.92 per dollar, which was the exchange rate at period end, was US$ 0.60 for the quarter. For the first nine months net majority income per FEMSA Unit1 was Ps. 1.60 (US$1.47 per ADS).

Capital expenditures increased 21.4% to Ps. 2.786 billion in 3Q07, mainly reflecting increased investment in the beverage business units related to incremental capacity, as well as market-related investments.

Consolidated net debt: As of September 30, 2007, FEMSA recorded a cash balance of Ps. 10.875 billion (US$ 996 million), short-term debt of Ps. 8.906 billion (US$ 816 million) and long-term debt of Ps. 31.512 billion (US$ 2.886 billion), for a net debt balance of Ps. 29.543 billion (US$ 2.705 billion), which was Ps. 382 million (US$ 35 million) higher than on September 30, 2006.

1 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2007 was 3,578,226,270 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

Soft Drinks - Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release.

Beer - FEMSA Cerveza

The results of FEMSA Cerveza provided here now fully consolidate the results of our subsidiary Cervejarias Kaiser (in Brazil), which we acquired in January of 2006. Beginning with our 1Q07 results, all comparisons to prior periods will fully reflect the Kaiser acquisition.

Mexico sales volume increased 3.5% to 6.888 million hectoliters in 3Q07, despite tough comparable growth figures from the third quarter of 2006. This increase reflects strong consumer demand during the first two months of the quarter that was partially offset by negative weather conditions mainly in southeast Mexico during September. Once again, growth was driven by our Tecate, Sol and Indio brand families. For the first nine months of 2007, Mexico sales volume increased 3.2% to 19.792 million hectoliters.

Brazil sales volume increased 6.7% to 2.195 million hectoliters in 3Q07. This growth was largely driven by our new Sol brand that continues to develop according to plan. For the first nine months of 2007, Brazil sales volume increased 9.8% to 6.536 million hectoliters.

Export sales volume increased 2.3% to 863 thousand hectoliters in 3Q07 as built-up inventory worked its way through the wholesaler network. For the first nine months of 2007, export sales volume increased 11.7% to 2.513 million hectoliters and we are on track to achieve full-year double-digit volume growth.

Total revenues increased 3.3% to Ps. 9.877 billion in 3Q07, as higher beer revenues in Brazil and Mexico were partly offset by lower third-party packaging revenues.

Mexico price per hectoliter increased 0.1% in real terms to Ps. 1,008.7 in 3Q07, reflecting below-inflation price increases implemented during the first half of the year, combined with the positive pricing effect of approximately 3% of incremental domestic volume brought under direct distribution, and a positive shift in mix due to an increase in non-returnable presentations. Brazil price per hectoliter increased 1.7% in real terms to Ps. 581 in 3Q07, reflecting a price increase rolled out in the first quarter combined with better product mix as volumes gradually shift from lower-price brands to Sol, which carries a higher price per hectoliter. Export price per hectoliter decreased 3.0% to Ps. 1,016.5 in 3Q07, as the effect of a strong Peso more than offset an increase in dollar terms of 0.7%.

For the first nine months of 2007, total revenues increased 3.2% to Ps. 28.422 billion driven by a 4.2% increase in beer revenues, which more than offset the decline in other revenues. Export beer revenues reached 9.9% of total beer revenues, up from 9.4% in the comparable period in 2006. Brazil beer revenues represented 14.5% of total beer revenues, up from 13.8% in the comparable period in 2006.

Cost of sales increased 6.4% to Ps. 4.439 billion in 3Q07. This increase was mainly driven by total volume growth of 4.1% and higher prices for raw materials, particularly grains which were partially offset by the effect of strong currencies in Brazil and Mexico applied to our dollar-denominated costs. Gross profit increased 0.8% to Ps. 5.438 billion in 3Q07, resulting in a gross margin of 55.1% for a decline of 130 basis points as compared to the same period of 2006. For the first nine months of 2007, cost of sales increased 8.5% to Ps. 12.816 billion. Gross margin year-to-date contracted by 220 basis points to 54.9% of total revenues.

Income from operations decreased 8.8% to Ps. 1.602 billion in 3Q07, and operating margin contracted by 220 basis points to 16.2% in the quarter. Operating expenses increased 5.5% to Ps. 3.836 billion, reaching 38.9% of total revenues in 3Q07. While administrative expenses were stable, selling expenses increased 7.9% to Ps. 2.791 billion. Over a third of this increase resulted from stepped-up marketing activities in Brazil in connection with our Sol and Kaiser brands, which compare with a period of limited marketing expenditures last year. We continued to invest in channel development and brand-building activities for Sol and Tecate in Mexico as well as for Dos Equis and Tecate in the U.S.

For the first nine months of 2007, income from operations decreased 23.8% to Ps. 3.765 billion, resulting in 13.2% of total revenues.

Oxxo Stores - FEMSA Comercio

Total revenues increased 15.2% to Ps. 11.009 billion in 3Q07, primarily as a result of the opening of 140 net new Oxxo stores in the quarter, representing a 20.7% increase over the prior year and a total increase of 755 net new Oxxo stores during the last twelve months. As of September 30, 2007, there were a total of 5,237 Oxxos in Mexico. For the first nine months of 2007, total revenues increased 13.8% to Ps. 30.655 billion.

Same-store sales increased an average of 3.4% during the quarter, reflecting a 3.1% increase in store traffic, which was driven by a broadening product assortment, and a slight improvement of 0.3% in the average customer ticket driven by selective increases in the price of some “impulse” items.

For the first nine months of 2007 Oxxo same-store sales increased an average of 2.6%, as an increase of 3.1% in store traffic more than offset a 0.5% reduction in average ticket.

Gross profit increased by 18.9% in 3Q07, expanding gross margin by 80 basis points to reach 27.7% of total revenues. This improvement was driven by better pricing strategies in some products and successful promotions implemented with our supplier partners, as well as by growth coming from higher-margin categories such as coffee. For the first nine months of 2007, Oxxo gross margin expanded by 80 basis points to 27.2%.

Income from operations increased 47.5% to Ps. 599 million in 3Q07. Operating expenses increased 13.5% to Ps. 2.451 billion, below revenue growth. Administrative expenses decreased 3.3% to Ps. 175 million, as our initial capitalized investments in the Oracle ERP system have been fully amortized and broad expense-containment initiatives begin to bear fruit. Selling expenses as a percentage of total revenues remained stable at 20.7% in 3Q07. Oxxo’s operating margin expanded 120 basis points to 5.4% of total revenues driven by the gross margin expansion and to a lesser extent, by better expense absorption resulting from higher revenues.

For the first nine months of 2007, income from operations increased 40.5% to Ps. 1.398 billion, resulting in an operating margin of 4.6%, a 90 basis point expansion from the prior year.

CONFERENCE CALL INFORMATION:

Our Third Quarter 2007 Conference Call will be held on: Monday October 29, 2007, 12:00 PM EDT (10:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 1-888-713-4485, International: 1-913-312-1304. This Conference Call will also be transmitted through live webcast at www.femsa.com/investor.

If you are unable to participate live, an instant replay of the conference call will be available through November 2, 2007. To listen to the replay please dial: Domestic U.S.: 1-888-203-1112; International: 1-719-457-0820, Passcode:1468397.

Set forth in this press release is certain unaudited financial information for FEMSA for the third quarter of 2007 compared to the third quarter of 2006. We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A.B. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer and flavored alcoholic beverages; and FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores.

All of the figures in this report were prepared in accordance with “Normas de Información Financiera” (Mexican Financial Reporting Standards or “Mexican FRS”, and have been restated in constant Mexican pesos (“Pesos” or “Ps.”) with purchasing power as of September 30, 2007. As a result, all percentage changes are expressed in real terms.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the exchange rate provided by the company in the tables that accompany this release. The exchange rate used for this purpose is 10.9203 Mexican pesos per US dollar, which is as of the end of the reporting period.

FORWARD LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Six pages of tables and Coca-Cola FEMSA’s press release to follow

FEMSA
Consolidated Income Statement
Expressed in Millions of Pesos as of September 30, 2007

	For the third quarter of:					For the nine months of:
	2007	% of rev.	2006	% of rev.	% Increase	2007	% of rev.	2006	% of rev.	% Increase
Total revenues	36,731	100.0	34,272	100.0	7.2	106,083	100.0	98,430	100.0	7.8
Cost of sales	19,790	53.9	18,648	54.4	6.1	57,713	54.4	53,136	54.0	8.6
Gross profit	16,941	46.1	15,624	45.6	8.4	48,370	45.6	45,294	46.0	6.8
Administrative expenses	2,304	6.3	2,206	6.4	4.4	6,716	6.3	6,443	6.5	4.2
Selling expenses	9,560	26.0	8,692	25.4	10.0	28,168	26.6	25,407	25.8	10.9
Operating expenses	11,864	32.3	10,898	31.8	8.9	34,884	32.9	31,850	32.3	9.5
Income from operations	5,077	13.8	4,726	13.8	7.4	13,486	12.7	13,444	13.7	0.3
Other expenses	(203)		(479)		(57.6)	(731)		(1,116)		(34.5)
Interest expense	(1,056)		(1,075)		(1.8)	(3,369)		(3,215)		4.8
Interest income	170		216		(21.3)	559		607		(7.9)
Interest expense, net	(886)		(859)		3.1	(2,810)		(2,608)		7.7
Foreign exchange (loss) gain	110		264		(58.3)	459		(125)		N.S.
Gain on monetary position	545		588		(7.3)	955		789		21.0
Unhedged derivative instrument
loss	(64)		88		N.S.	(1)		(42)		N.S.
Integral result of financing	(295)		81		N.S.	(1,397)		(1,986)		(29.7)
Income before income tax	4,579		4,328		5.8	11,358		10,342		9.8
Income tax	(1,280)		(1,289)		(0.7)	(3,209)		(3,139)		2.2
Net income	3,299		3,039		8.6	8,149		7,203		13.1
Net majority income	2,343		2,123		10.4	5,730		5,315		7.8
Net minority income	956		916		4.4	2,419		1,888		28.1

EBITDA & CAPEX
Income from operations	5,077	13.8	4,726	13.8	7.4	13,486	12.7	13,444	13.7	0.3
Depreciation	1,124	3.1	1,138	3.3	(1.2)	3,212	3	3,270	3.3	(1.8)
Amortization & other	950	2.6	933	2.7	1.8	2,939	2.8	2,900	2.9	1.3
EBITDA	7,151	19.5	6,797	19.8	5.2	19,637	18.5	19,614	19.9	0.1
CAPEX	2,786		2,294		21.4	7,318		5,833		25.5

FINANCIAL RATIOS	2007		2006		Var. p.p.
Liquidity(1)	1.03		0.90		0.13
Interest coverage(2)	6.99		7.52		(0.53)
Leverage(3)	0.87		0.90		(0.03)
Capitalization(4)	34.81%		37.87%		(3.06)

(1) Total current assets / total current liabilities.

(2) Income from operations + depreciation + amortization & other / interest expense, net.

(3) Total liabilities / total stockholders' equity.

(4) Total debt / long-term debt + stockholders´ equity.

Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans and notes payable.

FEMSA
Consolidated Balance Sheet
As of September 30:
(Expressed in Millions of Pesos as of September 30, 2007)

ASSETS	2007	2006	% Increase
Cash and cash equivalents	10,875	11,647	(6.6)
Accounts receivable	7,079	6,199	14.2
Inventories	9,147	7,611	20.2
Prepaid expenses and other	3,348	2,484	34.8
Total current assets	30,449	27,941	9.0
Property, plant and equipment, net	52,368	50,995	2.7
Intangible assets(1)	58,960	57,988	1.7
Deferred assets	9,372	7,378	27.0
Other assets	6,700	6,295	6.4
TOTAL ASSETS	157,849	150,597	4.8

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	3,307	6,012	(45.0)
Current maturities long-term debt	5,599	6,303	(11.2)
Interest payable	465	479	(2.9)
Operating liabilities	20,296	18,205	11.5
Total current liabilities	29,667	30,999	(4.3)
Long-term debt	31,512	28,493	10.6
Deferred income taxes	4,229	3,788	11.6
Labor liabilities	3,354	2,823	18.8
Other liabilities	4,490	5,237	(14.3)
Total liabilities	73,252	71,340	2.7
Total stockholders’ equity	84,597	79,257	6.7
LIABILITIES AND STOCKHOLDERS’ EQUITY	157,849	150,597	4.8

(1) Includes mainly the intangible assets generated by acquisitions.

	September 30, 2007
DEBT MIX	Ps.	% Integration	Average Rate
Denominated in:
Mexican pesos	30,496	75.5%	9.2%
Dollars	8,730	21.6%	6.5%
Argentinan pesos	530	1.3%	10.6%
Venezuelan bolivars	340	0.8%	9.4%
Brazilian Reals	322	0.8%	11.7%
Total debt	40,418	100.0%	8.7%

Fixed rate(1)	29,711	73.5%
Variable rate(1)	10,707	26.5%

% of Total Debt	2007	2008	2009	2010	2011	2012	2013+
DEBT MATURITY PROFILE	2.8%	20.4%	13.6%	12.1%	10.2%	22.3%	18.6%

(1) Includes the effect of interest rate swaps.

Coca-Cola FEMSA
Results of Operations
Expressed in Millions of Pesos as of September 30, 2007

	For the third quarter of:					For the nine months of:
	2007	% of rev.	2006	% of rev.	% Increase	2007	% of rev.	2006	% of rev.	% Increase
Total revenues	16,701	100.0	15,749	100.0	6.0	49,236	100.0	45,656	100.0	7.8
Cost of sales	8,491	50.8	8,305	52.7	2.2	25,621	52.0	23,919	52.4	7.1
Gross profit	8,210	49.2	7,444	47.3	10.3	23,615	48.0	21,737	47.6	8.6
Administrative expenses	951	5.7	837	5.3	13.5	2,655	5.4	2,524	5.5	5.2
Selling expenses	4,437	26.6	4,076	25.9	8.9	12,937	26.3	11,990	26.3	7.9
Operating expenses	5,388	32.3	4,913	31.2	9.7	15,592	31.7	14,514	31.8	7.4
Income from operations	2,822	16.9	2,531	16.1	11.5	8,023	16.3	7,223	15.8	11.1
Depreciation	414	2.5	438	2.8	(5.5)	1,206	2.4	1,222	2.7	(1.3)
Amortization & other	336	2.0	401	2.5	(16.2)	1,010	2.1	1,122	2.5	(10.0)
EBITDA	3,572	21.4	3,370	21.4	6.0	10,239	20.8	9,567	21.0	7.0
Capital expenditures	985		737		33.6	2,319		1,981		17.1

Sales volumes
(Millions of unit cases)
Mexico	286.1	54.2	272.9	54.2	4.8	838.2	53.7	808.2	54.9	3.7
Central America	30.7	5.8	29.7	5.9	3.4	94.2	6.0	87.6	5.9	7.5
Colombia	49.5	9.4	49.7	9.9	(0.4)	145.1	9.3	137.0	9.3	5.9
Venezuela	51.5	9.8	47.7	9.5	8.0	152.0	9.7	132.8	9.0	14.5
Brazil	68.9	13.1	64.0	12.7	7.7	208.4	13.3	192.0	13.0	8.5
Argentina	41.0	7.8	39.1	7.8	4.9	124.5	8.0	116.8	7.9	6.6
Total	527.7	100.0	503.1	100.0	4.9	1,562.4	100.0	1,474.4	100.0	6.0

FEMSA Cerveza
Results of Operations
Expressed in Millions of Pesos as of September 30, 2007

	For the third quarter of:					For the nine months of:
	2007	% of rev.	2006	% of rev.	% Increase	2007	% of rev.	2006	% of rev.	% Increase
Sales:
Mexico	6,948	70.3	6,700	70.1	3.7	19,768	69.6	19,258	69.9	2.6
Brazil	1,275	12.9	1,175	12.3	8.5	3,778	13.3	3,447	12.5	9.6
Export	877	8.9	884	9.2	(0.8)	2,582	9.0	2,361	8.6	9.4
Beer sales	9,100	92.1	8,759	91.6	3.9	26,128	91.9	25,066	91.0	4.2
Other revenues	777	7.9	805	8.4	(3.5)	2,294	8.1	2,469	9.0	(7.1)
Total revenues	9,877	100.0	9,564	100.0	3.3	28,422	100.0	27,535	100.0	3.2
Cost of sales	4,439	44.9	4,171	43.6	6.4	12,816	45.1	11,807	42.9	8.5
Gross profit	5,438	55.1	5,393	56.4	0.8	15,606	54.9	15,728	57.1	(0.8)
Administrative expenses	1,045	10.6	1,050	11.0	(0.5)	3,145	11.1	3,079	11.2	2.1
Selling expenses	2,791	28.3	2,587	27.0	7.9	8,696	30.6	7,709	28.0	12.8
Operating expenses	3,836	38.9	3,637	38.0	5.5	11,841	41.7	10,788	39.2	9.8
Income from operations	1,602	16.2	1,756	18.4	(8.8)	3,765	13.2	4,940	17.9	(23.8)
Depreciation	405	4.1	435	4.5	(6.9)	1,213	4.3	1,283	4.7	(5.5)
Amortization & other	604	6.1	555	5.8	8.8	1,834	6.5	1,781	6.5	3.0
EBITDA	2,611	26.4	2,746	28.7	(4.9)	6,812	24.0	8,004	29.1	(14.9)
Capital expenditures	1,243		928		33.9	3,472		2,508		38.4

Sales volumes
(Thousand hectoliters)
Mexico	6,888.2	69.3	6,651.4	69.6	3.5	19,792.4	68.6	19,187.8	70.1	3.2
Brazil	2,194.5	22.1	2,055.9	21.5	6.7	6,535.7	22.7	5,953.9	21.7	9.8
Exports	862.7	8.7	843.2	8.8	2.3	2,512.9	8.7	2,249.3	8.2	11.7
Total	9,945.5	100.0	9,550.5	100.0	4.1	28,841.0	100.0	27,391.0	100.0	5.3

Price per hectoliter
Mexico	1,008.7		1,007.3		0.1	998.8		1,003.7		(0.5)
Brazil	581.0		571.5		1.7	578.1		578.9		(0.2)
Exports	1,016.5		1,048.4		(3.0)	1,027.5		1,049.7		(2.1)
Total	915.0		917.1		(0.2)	905.9		915.1		(1.0)

FEMSA Comercio
Results of Operations
Expressed in Millions of Pesos as of September 30, 2007

	For the third quarter of:					For the nine months of:
	2007	% of rev.	2006	% of rev.	% Increase	2007	% of rev.	2006	% of rev.	% Increase
Total revenues	11,009	100.0	9,555	100.0	15.2	30,655	100.0	26,926	100.0	13.8
Cost of sales	7,959	72.3	6,989	73.1	13.9	22,313	72.8	19,816	73.6	12.6
Gross profit	3,050	27.7	2,566	26.9	18.9	8,342	27.2	7,110	26.4	17.3
Administrative expenses	175	1.6	181	1.9	(3.3)	547	1.8	548	2.0	(0.2)
Selling expenses	2,276	20.7	1,979	20.8	15.0	6,397	20.8	5,567	20.7	14.9
Operating expenses	2,451	22.3	2,160	22.7	13.5	6,944	22.6	6,115	22.7	13.6
Income from operations	599	5.4	406	4.2	47.5	1,398	4.6	995	3.7	40.5
Depreciation	137	1.2	107	1.1	28.0	391	1.3	312	1.2	25.3
Amortization & other	103	1.0	93	1.0	10.8	316	1.0	273	1.0	15.8
EBITDA	839	7.6	606	6.3	38.4	2,105	6.9	1,580	5.9	33.2
Capital expenditures	495		584		(15.2)	1,366		1,239		10.3

Information of Convenience Stores
Total stores						5,237		4,482		16.8
Net new convenience stores:	140		116		20.7
vs. September prior year						755		698		8.2
vs. December prior year						390		341		14.4
Same store data: (1)
Sales (thousands of pesos)	679.9		657.8		3.4	653.0		636.2		2.6
Traffic	23.3		22.6		3.1	22.4		21.8		3.1
Ticket	29.2		29.1		0.3	29.1		29.2		(0.5)

(1) Monthly average information per store, considering same stores with at least 13 months of operations.

FEMSA
Macroeconomic Information

			Exchange Rate
	Inflation		as of September 30, 2007
	September 06 -	June 07 -
	September 07	September 07	Per USD	Per Mx. Peso
Mexico	3.79%	1.62%	10.9203	1.0000
Colombia	5.00%	0.11%	2,023.1900	0.0054
Venezuela	15.26%	2.91%	2,150.0000	0.0051
Brazil	4.95%	1.21%	1.8389	5.9385
Argentina	8.56%	1.90%	3.1500	3.4668

2007 THIRD-QUARTER AND FIRST NINE MONTHS RESULTS

	Third Quarter			YTD
	2007	2006	Δ%	2007	2006	Δ%
Total Revenues	16,701	15,749	6.0%	49,236	45,656	7.8%
Gross Profit	8,210	7,444	10.3%	23,615	21,737	8.6%
Operating Income	2,822	2,531	11.5%	8,023	7,223	11.1%
Majority Net Income	1,890	1,804	4.8%	4,859	3,606	34.7%
EBITDA(1)	3,572	3,370	6.0%	10,239	9,567	7.0%

Net Debt (2) (3)	11,307	14,940	-24.3%

EBITDA (1) / Interest Expense	6.34	5.73
Earnings per Share	1.02	0.98
Capitalization(4)	31.2%	33.1%

Expressed in million of Mexican pesos with purchasing power as of September 30, 2007

(1) EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges.

See reconciliation table on page 11.

(2) Net Debt = Total Debt - Cash

(3) Figures for 2006 are as of December 31, 2006.

(4) Total debt / (long-term debt + stockholders' equity)

•  Total revenues reached Ps. 16,701 million in the third quarter of 2007, an increase of 6.0% compared to the third quarter of 2006, and increased 7.8% for the first nine months of the year to Ps. 49,236 million compared to same period of 2006.

•  Driven by strong growth and higher profitability in the operations outside of Mexico, consolidated operating income increased 11.5% to Ps. 2,822 million for the third quarter of 2007, and 11.1% to Ps. 8,023 million for the first nine months of the year. Our operating margin was 16.9% for the third quarter of 2007 and 16.3% for the first nine months of the year.

•  Consolidated majority net income increased 4.8% to Ps. 1,890 million in the third quarter of 2007, and 34.7% to Ps. 4,859 million for the first nine months of the year, resulting in earnings per share of Ps. 1.02 for the third quarter of 2007, and Ps. 2.63 for the first nine months of the year.

Mexico City (October 26, 2007), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the third quarter and the first nine months of 2007.

“Our operations posted strong results for the third quarter of 2007. Our performance displayed the advantages of our balanced, geographically diversified portfolio of assets, with more than 73 percent of our top-line growth coming from our operations outside of Mexico. In Mexico, we have been increasing our profitability; in fact, this is the first quarter in more than a year that we have achieved operating income growth. We, together with the Coca-Cola Company also just launched the public tender offer for Jugos del Valle. This transaction, which we expect to close in November of 2007, will considerably increase our company’s position in Latin America’s fast-growing still beverage segment. Looking forward, the overall competitive environment is behaving more rationally, which should bode well for our future performance,” said Carlos Salazar Lomelín, Chief Executive Officer of the company.

CONSOLIDATED RESULTS

Our consolidated total revenues increased 6.0% to Ps. 16,701 million in the third quarter of 2007, compared to the third quarter of 2006 as a result of increases in all of our territories. Our consolidated average price per unit case increased 1.1% to Ps. 31.07 (US$ 2.84) in the third quarter of 2007 compared to the same period of 2006 as a result of higher average price in Colombia, Venezuela and Argentina.

Total sales volume increased 4.9% to 527.7 million unit cases in the third quarter of 2007 as compared to the same period of 2006, mainly driven by 5.4% volume growth of the Coca-Cola brand, which accounted for more than 65% of our total incremental volumes during the quarter. Sparkling beverages(1) sales volume grew 4.2% to 444.5 million unit cases, driven by volume growth across most of our territories.

Our gross profit increased 10.3% to Ps. 8,210 million in the third quarter of 2007, compared to the third quarter of 2006, driven by increases in all of our operations. Gross margin reached 49.2% in the third quarter of 2007 from 47.3% in the same period of 2006. Lower sweetener costs in Brazil and Colombia in conjunction with lower PET (Polyethylene terephtalate) costs in Mexico more than compensated for higher sweetener costs mainly in Mexico and Argentina.

Our consolidated operating income increased 11.5% to Ps. 2,822 million in the third quarter of 2007. Double-digit increases in operating income in Brazil, Colombia and Venezuela more than compensated for the decline in Central America and Argentina. Our operating margin was 16.9% in the third quarter of 2007, an improvement of 80 basis points as a result of higher fixed-cost absorption.

As we mentioned in our first quarter press release, beginning in 2007, pursuant to Mexican Financial Reporting Standards, we recorded employee profit sharing in the “other expenses” line, instead of recording it in the “income tax” line. For comparison purposes we are reflecting this change in the 2006 information presented, which amounted to Ps. 117 million in the third quarter of 2006 and Ps. 75 million in the same period of 2007.

Our integral cost of financing in the third quarter of 2007 reached Ps. 1 million as compared to a large gain of Ps. 387 million in the same period of 2006, mainly driven by (i) a less favorable foreign exchange gain resulting from the depreciation of the Mexican peso against the U.S. dollar as applied to our liability position denominated in foreign currency, and (ii) a lower inflation rate applied to our net monetary position.

During the third quarter of 2007 income tax, as a percentage of income before taxes, was 28.5%, compared to 27.9% in the same quarter of 2006. The tax rate in the third quarter of 2006 was lower than the same period this year, mainly due to tax credit benefits obtained in some our operations last year.

Our consolidated majority net income increased by 4.8% to Ps. 1,890 million in the third quarter of 2007, compared to the third quarter of 2006, an increase in our operating income and lower net interest expenses that more than offset a lower foreign exchange and monetary position gains recorded this quarter compared to the third quarter of 2006. Earnings per share (“EPS”) were Ps. 1.02 (US$ 0.93 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

(1)Sparkling Beverages - Beverages previously referred to as carbonated soft drinks.

BALANCE SHEET

As of September 30, 2007, Coca-Cola FEMSA had a cash balance of Ps. 8,172 million (US$ 748 million), an increase of Ps. 3,245 million (US$ 297 million), compared to December 31, 2006, resulting from internal cash generation.

Total short-term debt including current maturities of long term debt, was Ps. 4,905 million (US$ 449 million) and long-term debt was Ps. 14,574 million (US$ 1,333 million). Total debt decreased Ps. 389 million (US$ 36 million) compared with year end 2006. Net debt decreased approximately Ps. 3,634 million (US$ 332 million) compared to year end of 2006, mainly a result of internal cash generation.

The weighted average cost of debt for the quarter was 7.87%. The following charts sets forth the Company’s debt profile by currency and interest rate type and by maturity date as of September 30, 2007:

Currency	% Total Debt(1)	% Interest Rate Floating(1)
U.S. dollars	48.4%	59.6%
Mexican pesos	47.1%	39.3%
Venezuelan bolivares	1.8%	0.0%
Argentine pesos	2.7%	0.0%

(1) After giving effect to cross-currency and interest rate swaps.

Debt maturity Profile

	2007	2008	2009	2010	2011	2012 +
% of Total Debt	2.1%	23.1%	18.9%	5.2%	0.3%	50.4%

Consolidated Statement of Changes in Financial Position

Expressed in millions of Mexican pesos and U.S. dollars as of September 30, 2007

	Jan - Sep 2007
	Ps.	USD
Net income	5,004	458
Non cash charges to net income	2,703	247
	7,707	705
Change in working capital	(367)	(34)
NRGOA(1)	7,340	671
Total investments	(2,150)	(197)
Dividends paid	(818)	(75)
Decrease in debt	(389)	(36)
Deferred taxes and others	(738)	(66)
Increase in cash and cash equivalents	3,245	297
Cash and cash equivalents at begining of period	4,927	451
Cash and cash equivalents at end of period	8,172	748

(1) Net Resources Generated by Operating Activities

MEXICAN OPERATING RESULTS

Revenues

Total revenues from our Mexican territories increased 3.3% to Ps. 8,261 million in the third quarter of 2007, as compared to the same period of the previous year. Sales volume growth compensated for lower average price per unit case for the quarter. Average price per unit case declined 1.5% to Ps. 28.77 (US$ 2.63), as compared to the third quarter of 2006 mainly driven by incremental volumes from bulk water(1) which carry lower average price per unit case. Excluding bulk water under the brand Ciel, our average price per unit case was Ps. 33.47 (US$ 3.06) a 0.4% decline as compared to the same period of 2006.

Total sales volume increased 4.8% to 286.1 million unit cases in the third quarter of 2007, as compared to the third quarter of 2006, resulted from (i) a 3.1% sales volume growth in sparkling beverages, driven by a 4.5% increase in the Coca-Cola brands, (ii) a 12.0% sales volume growth in bulk water, and (iii) incremental volumes in bottled water in single serve presentations. Still beverages(2), excluding bottled water, grew almost 10% in the third quarter of 2007 as compared to the same period of 2006, mainly driven by strong volume growth from Powerade, an isotonic beverage and Nestea, a ready-to-drink tea beverage.

Operating Income

Our gross profit increased by 3.6% to Ps. 4,347 million in the third quarter of 2007 as compared to the same period of 2006. Gross margin increased slightly from 52.5% in the third quarter of 2006 to 52.6% in the same period of 2007, as a result of lower PET (Polyethylene terephtalate) costs year-over-year, which more than compensated for higher cost of sweeteners.

Operating income increased 3.4% to Ps. 1,721 million in the third quarter of 2007, as compared to Ps. 1,664 million in the same period of 2006 as a result of operating leverage achieved by higher revenues as compared to the same period of 2006. Our operating margin was 20.8% in the third quarter of 2007, in line with that of the third quarter of 2006.

(1)	Bulk Water - Bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations

(2)	Still Beverages - Beverages previously referred to as non-carbonated beverages.

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Total revenues reached Ps. 1,084 million in the third quarter of 2007, a slight decline of 0.3% compared to the same period of 2006. Volume growth partially offset lower average prices per unit case. Average price per unit case declined by 4.0% to Ps. 35.15 (US$ 3.21) in the third quarter of 2007, as compared to the third quarter of 2006, partially as a result of strong volume growth in multi serve presentations, which carry lower average price per unit case.

Total sales volume in our Central American territories grew 3.4% to 30.7 million unit cases in the third quarter of 2007, as compared to the same period of 2006, resulting from incremental volumes in the sparkling beverage category, which accounted for more than 55% of the growth; the balance was brought mainly by still beverages, excluding bottled water. In the third quarter of 2007, still beverages, excluding bottled water, increased more than 20% as compared to the same period of 2006 due to strong growth of Hi-C, a juice based product and Powerade, an isotonic beverage.

Operating Income

Gross profit reached Ps. 509 million, an increase of 1.0% in the third quarter of 2007, as compared to the same period of 2006, as a result of improved operating leverage due to lower sweetener costs. Gross margin rose from 46.4% in the third quarter of 2006 to 47.0% in the third of 2007, resulting in a gross margin improvement of 60 basis points.

Our operating income decreased 9.5% to Ps. 143 million in the third quarter of 2007, as compared to the third quarter of 2006, driven by higher labor costs. Our operating margin reached 13.2% in the third quarter of 2007, a decline of 130 basis points as compared to the same period of 2006.

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues increased 1.6% to Ps. 1,717 million in the third quarter of 2007, as compared to the third quarter of 2006. Higher average prices more than compensated a slight decline in sales volume. Our average price per unit case grew 2.0% to Ps. 34.69 (US$ 3.17), as a result of price increases implemented in the last 12 months.

Total sales volume in the third quarter of 2007 declined 0.4%, as compared to the same period of 2006, to 49.5 million unit cases. Volume growth in the Coca-Cola brand combined with growth in bottled water, excluding bulk water, partially offset a volume decline in flavored sparkling beverages. Still beverages, excluding bottled water, increased 6% as a result of the strong growth of Powerade, an isotonic beverage.

Operating Income

Our gross profit increased 14.8% to Ps. 859 million in the third quarter of 2007, as compared to the same period of the previous year. The strong appreciation of the Colombian peso as applied to our U.S. dollar denominated raw materials combined with lower sweetener costs and operating efficiencies, resulted in a gross margin expansion of 570 basis points from 44.3% in the third quarter of 2006 to 50.0% in the third quarter of 2007.

Despite facing tough top line comparables in the previous year, gross profit expansion and stable operating expenses, increased our operating income in Colombia by 38.0% to Ps. 356 million in the third quarter of 2007, as compared to the same period of 2006. Our operating margin reached 20.7% in the third quarter of 2007, an increase of 540 basis points as compared to the same period of 2006.

VENEZUELAN OPERATING RESULTS

Revenues

Total revenues from our Venezuelan operations increased 22.1% to Ps. 2,313 million in the third quarter of 2007, as compared to the same period of 2006. Improvement on average price per unit case accounted for more than 60% of the incremental revenues during the quarter and higher sales volume represented the balance. Our average price reached Ps. 44.83 (US$ 4.10) in the third quarter of 2007.

Total sales volume increased 8.0% to 51.5 million unit cases during the third quarter of 2007, as compared to the same quarter of 2006. Volume growth in the Coca-Cola brand combined with double-digit growth of flavored sparkling beverages, mainly Freskolita and Hit, more than offset a decline in bulk water and still beverages, excluding bottled water.

Operating Income

Gross profit reached Ps. 1,015 million, an increase of 38.1% in the third quarter of 2007, as compared to the same period of the previous year. Higher revenues combined with lower sweetener and PET costs improved our gross margin by 510 basis points from 38.8% in the third quarter of 2006 to 43.9% in the same period of 2007.

Operating income reached Ps. 155 million, in the third quarter of 2007, resulting in an operating margin increase of 380 basis points from 2.9% in the third quarter of 2006 to 6.7% in the third quarter of 2007. Operating expenses as a percentage of total revenues increased from 36.0% in the third quarter of 2006 to 37.2% in the same period of 2007, mainly due to higher labor costs.

ARGENTINE OPERATING RESULTS

Revenues

In Argentina, our total revenues reached Ps. 891 million in the third quarter of 2007 as a result of increases in sales volume and better average price per unit case. Average price per unit case reached Ps. 21.59 (US$ 1.97) in the third quarter of 2007, which continues to be the lowest among our territories.

In the third quarter of 2007, total sales volume increased 4.9% to 41.0 million unit cases, as compared to the same period of 2006. Sales volume growth from the Coca-Cola brand in returnable presentations and incremental volumes from the introduction of Coca-Cola Zero, more than compensated for the flavored sparkling beverages sales volume decline of our value protection brand Tai. Sales volume of still beverages, excluding bottled water, increased more than 31%, mainly driven by Cepita, our juice-based brand.

Operating Income

Gross profit increased 7.2% to Ps. 341 million in the third quarter of 2007, as compared to the third quarter of 2006. Higher revenues partially compensated for higher sweetener costs, resulting in a gross margin decrease of 130 basis points to 38.3%, as compared to the third quarter of 2006.

Operating expenses increased 17.8% in the third quarter of 2007 mainly due to higher salary expenses and freight costs. Higher revenues partially offset incremental expenses, resulting in a decrease in operating income of 16.2% to Ps. 83 million in the third quarter of 2007, as compared to the same period of 2006. Our operating income margin decreased 300 basis points to 9.3% in the third quarter of 2007.

BRAZILIAN OPERATING RESULTS

Revenues

Net revenues increased 7.1% to Ps. 2,428 million in the third quarter of 2007, as compared to the same period of 2006. Excluding beer, net revenues increased 7.5% to Ps. 2,176 million in the third quarter of 2007, as compared to the same period of 2006, mainly due to volume growth. Excluding beer, average price per unit case remained almost unchanged at Ps. 31.58 (US$ 2.88) during the third quarter of 2007. Total revenues from beer were Ps. 253 million in the third quarter of 2007.

Sales volume, excluding beer, increased 7.7% to 68.9 million unit cases in the third quarter of 2007, as compared to the third quarter of 2006. Sparkling beverages sales volume growth accounted for over 90% of the incremental volumes, mainly driven by the Coca-Cola brand in multi-serve presentations and the introduction of Coca-Cola Zero. Still beverages, excluding bottled water, almost doubled its size from a small base reaching 1.6% of our total sales volume, driven by the introduction of Aquarius, a no-calorie flavored water, combined with strong performance of juice based products under Minute Maid Mais brand.

Operating Income

In the third quarter of 2007, our gross profit increased by 20.8% to Ps. 1,139 million, as compared to the same period of the previous year. Lower average cost per unit case, resulting from (i) the appreciation from the Brazilian Real as applied to our U.S. dollar denominated raw materials, (ii) lower sugar costs and (iii) lower PET bottle costs resulting from better procurement negotiations, contributed to a gross margin improvement of 540 basis points to 46.8% in the third quarter of 2007.

Operating income increased 22.1% reaching Ps. 364 million in the third quarter of 2007, as compared to Ps. 298 million in the same period of 2006. Our operating margin was 14.9% in the third quarter of 2007, an increase of 180 basis points as compared to the third quarter of 2006, due to an expansion in gross margin that more than compensated (i) expenses related to projects intended to improve go to market execution and the distribution network (ii) incremental marketing expenses partially associated with the introduction of Coca-Cola Zero and other still beverages, and (iii) an increase in sales force due to our focus to strengthen our presence and execution in certain retail segments.

SUMMARY OF NINE-MONTH RESULTS

Our consolidated total revenues increased 7.8% to Ps. 49,236 million in the first nine months of 2007, as compared to the same period of 2006, as a result of growth in all of our territories. Venezuela, Mexico and Brazil represented more than 65% of this growth. Consolidated average price per unit case increased 1.8% to Ps. 30.92 (US$ 2.83) in the first nine months of 2007. Higher average prices per unit case for the sparkling beverages portfolio in most of our operations, more than offset incremental volumes of bulk water in Mexico, which carry lower average unit price per unit case.

Total sales volume increased 6.0% to 1,562.4 million unit cases in the first nine months of 2007, as compared to the same period of the previous year. Sales volume growth in Mexico, Venezuela and Brazil accounted for almost 70% of our incremental volumes. Sparkling beverages sales volume grew 5.4% to 1312.6 million cases, driven by incremental volume across all of our territories.

Our gross profit increased 8.6% to Ps. 23,615 million in the first nine months of 2007, as compared to the first nine months of the previous year, driven by revenue growth across all of our territories. Gross margin increased to 48.0% during the first nine months of 2007 from 47.6% in the first nine months of 2006, driven by revenue growth, which compensated for higher sweetener costs in Mexico.

Our consolidated operating income increased 11.1% to Ps. 8,023 million in the first nine months of 2007, as compared to the first nine months of 2006. Venezuela, Colombia and Brazil accounted for the majority of the incremental growth and more than offset an operating income decline in Mexico. Our operating margin improved 50 basis points to 16.3% in the first half of 2007, mainly driven by the improved operating leverage that resulted from higher revenues.

Our consolidated majority net income was Ps. 4,859 million in the first nine months of 2007 an increase of 34.7% compared to the first nine months of 2006, resulting from an increase in operating income combined with a decline in our integral cost of financing. EPS were Ps. 2.63 (US$ 2.40 per ADR) in the first nine months of 2007, computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

RECENT DEVELOPMENTS

•
On September 26, 2007, the National Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores”) authorized Administración, S.A.P.I. de C.V. (“Administración”), a Mexican company owned directly or indirectly in equal proportion by Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca Cola FEMSA”) and the Coca-Cola Company (NYSE: KO), to launch a Public Tender Offer (“Public Tender Offer”) to buy 100% of the shares of the capital stock of the company Jugos del Valle, S.A.B. de C.V. (BMV: VALLEB) (“Jugos del Valle”). On October 10, 2007, Administración launched this Public Tender Offer to buy the shares for an aggregate amount of approximately US$ 370 million in cash, equivalent to a price of US$ 6.3409 per share, assuming liabilities of approximately US$ 86 million. Once the Public Tender Offer to buy the shares is completed, and as soon as practicable thereafter, both companies will invite the rest of the bottlers of The Coca-Cola Company branded products in Mexico and Brazil, respectively, to participate in the joint-venture. This transaction has been approved by the Mexican regulatory authorities.

CONFERENCE CALL INFORMATION

Our third-quarter 2007 Conference Call will be held on: October 26, 2007, at 2:00 P.M. Eastern Time (1:00 P.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through November 2, 2007. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 98344233.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

❖ ❖ ❖

Figures for the Company’s operations in Mexico and its consolidated international operations were prepared in accordance with Mexican financial reporting standards (Mexican FRS). All figures are expressed in constant Mexican pesos with purchasing power at September 30, 2007. For comparison purposes, 2006 and 2007 figures from the Company’s operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country. In addition, all comparisons in this report for the third quarter of 2007, which ended on September 30, 2007, are made against the figures for the comparable period in 2006, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

U.S. dollar amounts in this report solely for the convenience of the reader have been translated from Mexican pesos at the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at September 28, 2007, which exchange rate was Ps. 10.9315 to US $ 1.00.

❖ ❖ ❖
(7 pages of tables to follow)

Consolidated Balance Sheet

Expressed in millions of Mexican pesos with purchasing power as of September 30, 2007

Assets		Sep 07		Dec 06
Current Assets
Cash and cash equivalents	Ps.	8,172	Ps.	4,927
Total accounts receivable		2,975		3,209
Inventories		3,556		2,822
Prepaid expenses and other		1,010		1,110
Total current assets		15,713		12,068
Property, plant and equipment
Property, plant and equipment		35,516		35,996
Accumulated depreciation		(15,803)		(16,122)
Bottles and cases		1,208		1,265
Total property, plant and equipment, net		20,921		21,139
Investment in shares and other		429		459
Deferred charges, net		1,784		1,969
Intangibles assets and other assets		44,179		42,965
Total Assets	Ps.	83,026	Ps.	78,600

Liabilities and Stockholders' Equity		Sep 07		Dec 06
Current Liabilities
Short-term bank loans and notes	Ps.	4,905	Ps.	3,320
Interest payable		280		276
Suppliers		5,264		5,570
Other current liabilities		4,264		3,724
Total Current Liabilities		14,713		12,890
Long-term bank loans		14,574		16,547
Pension plan and seniority premium		858		905
Other liabilities		5,050		4,785
Total Liabilities		35,195		35,127
Stockholders' Equity
Minority interest		1,542		1,264
Majority interest
Capital stock		3,070		3,070
Additional paid in capital		13,134		13,134
Retained earnings of prior years		27,380		22,994
Net income for the period		4,859		5,205
Cumulative results of holding non-monetary assets		(2,154)		(2,194)
Total majority interest		46,289		42,209
Total stockholders' equity		47,831		43,473
Total Liabilities and Equity	Ps.	83,026	Ps.	78,600

Consolidated Income Statement

Expressed in millions of Mexican pesos(1) with purchasing power as of September 30, 2007

	3Q 07	% Rev	3Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	Δ%
Sales Volume (million unit cases)	527.7		503.1		4.9%	1,562.4		1,474.4		6.0%
Average price per unit case	31.07		30.73		1.1%	30.92		30.38		1.8%
Net revenues	16,650		15,704		6.0%	49,053		45,504		7.8%
Other operating revenues	51		45		13.3%	183		152		20.4%
Total revenues	16,701	100%	15,749	100%	6.0%	49,236	100%	45,656	100%	7.8%
Cost of sales	8,491	50.8%	8,305	52.7%	2.2%	25,621	52.0%	23,919	52.4%	7.1%
Gross profit	8,210	49.2%	7,444	47.3%	10.3%	23,615	48.0%	21,737	47.6%	8.6%
Operating expenses	5,388	32.3%	4,913	31.2%	9.7%	15,592	31.7%	14,514	31.8%	7.4%
Operating income	2,822	16.9%	2,531	16.1%	11.5%	8,023	16.3%	7,223	15.8%	11.1%
Other expenses, net	122		364		-66.5%	510		693		-26.4%
Interest expense	474		582		-18.6%	1,615		1,670		-3.3%
Interest income	137		100		37.0%	448		291		54.0%
Interest expense, net	337		482		-30.1%	1,167		1,379		-15.4%
Foreign exchange (gain) loss	(24)		(282)		-91.5%	(70)		178		-139.3%
(Gain) Loss on monetary position	(305)		(505)		-39.6%	(565)		(640)		-11.7%
Unhedged derivative instrument (gain) loss	(7)		(82)		-91.5%	(68)		139		-148.9%
Integral cost of financing	1		(387)		-100.3%	464		1,056		-56.1%
Income before taxes	2,699		2,554		5.7%	7,049		5,474		28.8%
Taxes	769		713		7.9%	2,045		1,761		16.1%
Consolidated net income	1,930		1,841		4.8%	5,004		3,713		34.8%
Majority net income	1,890	11.3%	1,804	11.5%	4.8%	4,859	9.9%	3,606	7.9%	34.7%
Minority net income	40		37		8.1%	145		107		35.5%
Operating income	2,822	16.9%	2,531	16.1%	11.5%	8,023	16.3%	7,223	15.8%	11.1%
Depreciation	414		438		-5.5%	1,206		1,222		-1.3%
Amortization and Other non-cash charges (2)	336		401		-16.2%	1,010		1,122		-10.0%
EBITDA (3)	3,572	21.4%	3,370	21.4%	6.0%	10,239	20.8%	9,567	21.0%	7.0%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation +Amortization & Other non-cash charges.

Mexican operations

Expressed in millions of Mexican pesos(1) with purchasing power as of September 30, 2007

	3Q 07	% Rev	3Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	Δ%
Sales Volume (million unit cases)	286.1		272.9		4.8%	838.2		808.2		3.7%
Average price per unit case	28.77		29.22		-1.5%	28.62		28.93		-1.1%
Net revenues	8,232		7,974		3.2%	23,988		23,383		2.6%
Other operating revenues	29		24		20.8%	121		66		83.3%
Total revenues	8,261	100.0%	7,998	100.0%	3.3%	24,109	100.0%	23,449	100.0%	2.8%
Cost of sales	3,914	47.4%	3,802	47.5%	2.9%	11,629	48.2%	11,046	47.1%	5.3%
Gross profit	4,347	52.6%	4,196	52.5%	3.6%	12,480	51.8%	12,403	52.9%	0.6%
Operating expenses	2,626	31.8%	2,532	31.7%	3.7%	7,731	32.1%	7,502	32.0%	3.1%
Operating income	1,721	20.8%	1,664	20.8%	3.4%	4,749	19.7%	4,901	20.9%	-3.1%
Depreciation, Amortization & Other non-cash charges (2)	428	5.2%	476	6.0%	-10.1%	1,263	5.2%	1,362	5.8%	-7.3%
EBITDA (3)	2,149	26.0%	2,140	26.8%	0.4%	6,012	24.9%	6,263	26.7%	-4.0%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA= Operating Income+ Depreciation+ Amortization & Other non-cash charges.

Central American operations

Expressed in millions of Mexican pesos(1) with purchasing power as of September 30, 2007

	3Q 07	% Rev	3Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	Δ%
Sales Volume (million unit cases)	30.7		29.7		3.4%	94.2		87.6		7.5%
Average price per unit case	35.15		36.60		-4.0%	36.00		36.04		-0.1%
Net revenues	1,079		1,087		-0.7%	3,391		3,157		7.4%
Other operating revenues	5		-		N.A.	8		-		#DIV/0!
Total revenues	1,084	100.0%	1,087	100.0%	-0.3%	3,399	100.0%	3,157	100.0%	7.7%
Cost of sales	575	53.0%	583	53.6%	-1.4%	1,806	53.1%	1,702	53.9%	6.1%
Gross profit	509	47.0%	504	46.4%	1.0%	1,593	46.9%	1,455	46.1%	9.5%
Operating expenses	366	33.8%	346	31.8%	5.8%	1,110	32.7%	1,035	32.8%	7.2%
Operating income	143	13.2%	158	14.5%	-9.5%	483	14.2%	420	13.3%	15.0%
Depreciation, Amortization & Other non-cash charges (2)	55	5.1%	53	4.9%	3.8%	168	4.9%	170	5.4%	-1.2%
EBITDA (3)	198	18.3%	211	19.4%	-6.2%	651	19.2%	590	18.7%	10.3%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Colombian operations

Expressed in millions of Mexican pesos(1) with purchasing power as of September 30, 2007

	3Q 07	% Rev	3Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	Δ%
Sales Volume (million unit cases)	49.5		49.7		-0.4%	145.1		137.0		5.9%
Average price per unit case	34.69		34.00		2.0%	35.18		33.43		5.2%
Net revenues	1,717		1,690		1.6%	5,104		4,580		11.4%
Other operating revenues	-		-		N.M.	-		3		-100.0%
Total revenues	1,717	100.0%	1,690	100.0%	1.6%	5,104	100.0%	4,583	100.0%	11.4%
Cost of sales	858	50.0%	942	55.7%	-8.9%	2,623	51.4%	2,562	55.9%	2.4%
Gross profit	859	50.0%	748	44.3%	14.8%	2,481	48.6%	2,021	44.1%	22.8%
Operating expenses	503	29.3%	490	29.0%	2.7%	1,553	30.4%	1,461	31.9%	6.3%
Operating income	356	20.7%	258	15.3%	38.0%	928	18.2%	560	12.2%	65.7%
Depreciation, Amortization & Other non-cash charges (2)	76	4.4%	94	5.6%	-19.1%	237	4.6%	253	5.5%	-6.3%
EBITDA (3)	432	25.2%	352	20.8%	22.7%	1,165	22.8%	813	17.7%	43.3%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Venezuelan operations

Expressed in millions of Mexican pesos(1) with purchasing power as of September 30, 2007

	3Q 07	% Rev	3Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	Δ%
Sales Volume (million unit cases)	51.5		47.7		8.0%	152.0		132.8		14.5%
Average price per unit case	44.83		39.62		13.2%	42.78		39.90		7.2%
Net revenues	2,309		1,890		22.2%	6,503		5,299		22.7%
Other operating revenues	4		4		0.0%	11		14		-21.4%
Total revenues	2,313	100.0%	1,894	100.0%	22.1%	6,514	100.0%	5,313	100.0%	22.6%
Cost of sales	1,298	56.1%	1,159	61.2%	12.0%	3,829	58.8%	3,264	61.4%	17.3%
Gross profit	1,015	43.9%	735	38.8%	38.1%	2,685	41.2%	2,049	38.6%	31.0%
Operating expenses	860	37.2%	681	36.0%	26.3%	2,290	35.2%	1,951	36.7%	17.4%
Operating income	155	6.7%	54	2.9%	187.0%	395	6.1%	98	1.8%	303.1%
Depreciation, Amortization & Other non-cash charges (2)	84	3.6%	120	6.3%	-30.0%	235	3.6%	287	5.4%	-18.1%
EBITDA (3)	239	10.3%	174	9.2%	37.4%	630	9.7%	385	7.2%	63.6%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Argentine operations

Expressed in millions of Mexican pesos(1) with purchasing power as of September 30, 2007

	3Q 07	% Rev	3Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	Δ%
Sales Volume (million unit cases)	41.0		39.1		4.9%	124.5		116.8		6.6%
Average price per unit case	21.59		20.38		5.9%	21.52		20.01		7.5%
Net revenues	885		797		11.0%	2,679		2,337		14.6%
Other operating revenues	6		7		-14.3%	24		32		-25.0%
Total revenues	891	100.0%	804	100.0%	10.8%	2,703	100.0%	2,369	100.0%	14.1%
Cost of sales	550	61.7%	486	60.4%	13.2%	1,629	60.3%	1,428	60.3%	14.1%
Gross profit	341	38.3%	318	39.6%	7.2%	1,074	39.7%	941	39.7%	14.1%
Operating expenses	258	29.0%	219	27.2%	17.8%	747	27.6%	646	27.3%	15.6%
Operating income	83	9.3%	99	12.3%	-16.2%	327	12.1%	295	12.5%	10.8%
Depreciation, Amortization & Other non-cash charges (2)	54	6.1%	44	5.5%	22.7%	150	5.5%	128	5.4%	17.2%
EBITDA (3)	137	15.4%	143	17.8%	-4.2%	477	17.6%	423	17.9%	12.8%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Brazilian operations

Expressed in millions of Mexican pesos(1) with purchasing power as of September 30, 2007

Financial figures include beer results

	3Q 07	% Rev	3Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	Δ%
Sales Volume (million unit cases) (2)	68.9		64.0		7.7%	208.4		192.0		8.5%
Average price per unit case (2)	31.58		31.62		-0.1%	31.88		31.42		1.4%
Net revenues	2,428		2,266		7.1%	7,388		6,748		9.5%
Other operating revenues	7		2,276		-99.7%	19		6,785		-99.7%
Total revenues	2,435	100.0%	2,276	100.0%	7.0%	7,407	100.0%	6,785	100.0%	9.2%
Cost of sales	1,296	53.2%	1,333	58.6%	-2.8%	4,105	55.4%	3,917	57.7%	4.8%
Gross profit	1,139	46.8%	943	41.4%	20.8%	3,302	44.6%	2,868	42.3%	15.1%
Operating expenses	775	31.8%	645	28.3%	20.2%	2,161	29.2%	1,919	28.3%	12.6%
Operating income	364	14.9%	298	13.1%	22.1%	1,141	15.4%	949	14.0%	20.2%
Depreciation, Amortization & Other non-cash charges (3)	53	2.2%	52	2.3%	1.9%	163	2.2%	144	2.1%	13.2%
EBITDA (4)	417	17.1%	350	15.4%	19.1%	1,304	17.6%	1,093	16.1%	19.3%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Includes returnable bottle breakage expense.
(4) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

SELECTED INFORMATION

For the three months ended September 30, 2007 and 2006

Expressed in millions of Mexican pesos as of September 30, 2007

	3Q 07		3Q 06
Capex	985.3	Capex	736.8
Depreciation	414.3	Depreciation	437.6
Amortization & Other non-cash charges	336.3	Amortization & Other non-cash charges	400.7

VOLUME

Expressed in million unit cases

	3Q 07					3Q 06
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water	Still (3)	Total
Mexico	224.3	14.4	44.4	3.0	286.1	217.6	13.1	39.6	2.6	272.9
Central America	27.5	1.3	0.0	1.9	30.7	26.9	1.2	0.0	1.6	29.7
Colombia	43.2	2.8	2.8	0.7	49.5	43.5	2.7	2.8	0.7	49.7
Venezuela	46.6	3.1	0.0	1.8	51.5	42.2	3.0	0.2	2.3	47.7
Brazil	63.5	4.3	0.0	1.1	68.9	58.9	4.5	0.0	0.6	64.0
Argentina	39.4	0.3	0.0	1.3	41.0	37.6	0.6	0.0	0.9	39.1
Total	444.5	26.2	47.2	9.8	527.7	426.7	25.1	42.6	8.7	503.1

SELECTED INFORMATION

For the nine months ended September 30, 2007 and 2006

Expressed in millions of Mexican pesos as of September 30, 2007

	YTD 07		YTD 06
Capex	2,318.5	Capex	1,981.1
Depreciation	1,206.0	Depreciation	1,221.7
Amortization & Other non-cash charges	1,009.8	Amortization & Other non-cash charges	1,122.5

VOLUME
Expressed in million unit cases

	YTD 07					YTD 06
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water	Still (3)	Total
Mexico	653.3	44.2	131.8	8.9	838.2	641.4	39.6	120.3	6.9	808.2
Central America	84.4	4.2	0.0	5.6	94.2	79.6	3.8	0.0	4.2	87.6
Colombia	126.9	8.1	8.2	1.9	145.1	120.1	7.5	7.8	1.6	137.0
Venezuela	137.2	8.6	0.0	6.2	152.0	115.8	8.5	2.1	6.4	132.8
Brazil	190.8	14.2	0.0	3.4	208.4	175.8	14.3	0.0	1.9	192.0
Argentina	120.0	0.6	0.0	3.9	124.5	113.1	1.7	0.0	2.0	116.8
Total	1,312.6	79.9	140.0	29.9	1,562.4	1,245.8	75.4	130.2	23.0	1,474.4

(1) Excludes still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

September 2007
Macroeconomic Information

	Inflation (1)			Foreign Exchange Rate (local currency per US Dollar) (2)
	LTM	3Q 2007	YTD	Sep 07	Dec 06	Sep 06
Mexico	3.79%	1.62%	2.21%	10.9203	10.876	11.0152
Colombia	5.00%	0.11%	4.67%	2023.19	2238.79	2394.31
Venezuela	15.26%	2.91%	10.89%	2150	2150	2150
Argentina	8.56%	1.90%	5.84%	3.150	3.062	3.104
Brazil	4.95%	1.21%	3.42%	1.8389	2.138	2.1742

(1) Source: Mexican inflation is published by Banco de México (Mexican Central Bank).

(2) Exchange rates at the end of period are the official exchange rates published by Central Banks in each country.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuauga
Javier Astaburuauga Chief Financial Officer

Date: October 26, 2007